Exhibit 10.1
FORM OF AGREEMENT REGARDING SEVERANCE ARRANGEMENTS
May  , 2009
     Re: Severance Arrangements.
Dear       :
     As we have discussed, due to recent regulatory developments adversely affecting Northfield’s business and the company’s limited financial resources, Northfield’s board of directors has authorized management to pursue an orderly winding up of the company’s business. Northfield is accordingly terminating the current employment relationship of each of our executive officers. As a result, your employment as an officer and employee of Northfield will terminate as of May 8, 2009.
     Under the terms of your [severance protection][executive employment] agreement with Northfield, the termination of your employment will be deemed an involuntary termination without cause. Therefore, you will be entitled to certain severance benefits under your agreement. Your severance benefits are summarized on the attached schedule.
     Northfield has previously advised you and its other executive officers that the company’s available cash resources are not currently sufficient to permit the immediate payment in full of the severance benefits due to Northfield’s executive officers. We have accordingly agreed that you will receive on the next regular scheduled payroll payment of your unused PTO plus your normal earnings through May 8. You agree to defer receipt of the remainder of your severance payment until such time as Northfield is able to sell or otherwise dispose of its owned manufacturing facility in Mt. Prospect, Illinois.
     Northfield has advised you that the deferred severance payments due to you and the company’s other executive officers totals $3,146,853, which includes payment of health insurance. You understand that Northfield cannot guarantee that the proceeds from the sale or other disposition of its manufacturing facility will be sufficient to permit payment in full of the deferred severance payments due to you and Northfield’s other executive officers. You and the other executive officers have therefore each agreed that, to the extent such sale proceeds are insufficient to pay in full all of the deferred severance amounts, Northfield will pay each executive his or her pro rata share of the available proceeds, determined based on the respective amounts of the deference severance payments due to each executive officer.
     This will confirm that to the extent you are entitled to subsidized COBRA coverage under the terms of your agreement, but such coverage is not available because of the discontinuation of Northfield’s health insurance plan, Northfield will make a cash payment to you equal to the employer portion of the premium for you and your covered dependents for your current coverage under our existing health insurance plan, determined as of the time the coverage ceases. These payments will continue for the period that you would otherwise have been entitled to subsidized COBRA benefits under the terms of your agreement.
     Any payments and other benefits provided to you in accordance with this letter agreement will be subject to tax withholding to the extent required by law.

     If you agree with the foregoing arrangements, please sign that enclosed counterpart of this letter agreement and return it to the undersigned.
NORTHFIELD LABORATORIES INC.

Agreed and accepted this May ___, 2009: